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                                                      Filed by Lightbridge, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Corsair Communications, Inc.
                                                  Commission File No.: 000-22859

INVESTOR RELATIONS:                             PUBLIC RELATIONS:

Leslie Green                                    Amanda McNulty
Stapleton Communications for Corsair            Price PR for Corsair Communications
650/470-4222                                    650/829-5800
leslie@stapleton.com                            amcnulty@pricepr.com

Harlan Plumley                                  Jennifer Meyer
CFO, Lightbridge, Inc.                          PAN Communications for Lightbridge, Inc.
781/359-4000                                    978/474-1900
hplumley@lightbridge.com                        lightbridge@pancomm.com


            CORSAIR AND LIGHTBRIDGE SIGN DEFINITIVE MERGER AGREEMENT COMBINATION LEVERAGES PRODUCT, DISTRIBUTION AND CLIENT BASE SYNERGIES AND
               CREATES END-TO-END SOLUTION FOR CUSTOMER MANAGEMENT

Palo Alto, Calif./Burlington, Mass. -- Oct. 26, 2000 -- Corsair Communications (Nasdaq: CAIR), a leading provider of real-time pre-paid billing systems for the global wireless industry, and Lightbridge, Inc. (Nasdaq: LTBG), a leading enabler of customer relationship management solutions for communications service providers, today announced they have signed a definitive agreement under which Corsair will merge with Lightbridge in a transaction valued at approximately $165 million, based on Corsair's Oct. 25, 2000 closing stock price. The new company will operate under the Lightbridge name and Nasdaq symbol.

Under the terms of the agreement, Lightbridge will issue 0.5978 shares of its common stock for each common share of Corsair stock. Total shares issued by Lightbridge will be approximately 10.5 million. Following the merger, existing Corsair stockholders will own approximately 36.5 percent of the combined company. The transaction is anticipated to close in the first calendar quarter of 2001, and to be accounted for as a pooling of interest. It is expected that the transaction will be accretive. The Boards of Directors of both companies have approved the agreement. The completion of the transaction is subject to customary closing conditions, including the approval of both companies' stockholders.

"This merger of two dominant players brings together a premiere portfolio of customer acquisition and retention products with a successful pre-paid billing system to create an end-to-end solution for all aspects of customer management," said Pamela D.A. Reeve, president and CEO of Lightbridge, Inc. "The combination also creates tremendous opportunities to leverage the complementary product offerings, client relationships and distribution channels of both companies. Lightbridge's strong presence in the United States, coupled with Corsair's success internationally creates a strong synergy to increase the market penetration of the combined product portfolio," she said.

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"Lightbridge is an ideal partner for us," said Tom Meyer, president and CEO of
Corsair Communications. "We share a common vision and commitment to developing and deploying strategic applications that allow carriers to cost effectively acquire new subscribers, and retain existing ones. Our combined size, resources and expertise will allow us to better meet the present and future demands of the global wireless industry," he said.

The merged company will be headquartered in Burlington, Mass. and will retain Corsair's operations in Palo Alto, Calif. and Irvine, Calif., in addition to Lightbridge's current locations. Pamela D. A. Reeve, president and CEO of Lightbridge, will continue as CEO. Tom Meyer, president and CEO of Corsair Communications, will serve as president and COO of the combined company, and Harlan Plumley, currently chief financial officer of Lightbridge, will continue as chief financial officer.

CONFERENCE CALL

The management teams of Corsair Communications and Lightbridge, Inc. will hold a conference call to discuss the merger today, Oct. 26, at 9:00 a.m. EST/6:00 a.m. PDT. All interested parties should dial (612) 332-0228 or (651) 224-7582, using passcode "Corsair/Lightbridge." A replay of the conference call will be available for two weeks by calling (320) 365-3844, using passcode 546924.

ABOUT CORSAIR COMMUNICATIONS, INC.

Corsair Communications, Inc., headquartered in Palo Alto, Calif., is a leading provider of real-time business solutions for the global wireless industry. The product portfolio includes PrePay-TM-, PrePay Open-TM-,PhoneFuel-TM- and PhonePrint-TM-. PrePay-TM- and PrePay Open-TM-, the company's real-time wireless billing applications, are now installed in 15 markets and support more than 14 million wireless subscribers. Phone Fuel provides a gateway to m-commerce for PrePay-TM- and PrePay Open-TM- customers. PhonePrint-TM- is installed in over 180 markets worldwide and has prevented 300M+ fraudulent calls. For more information visit www.corsair.com.

ABOUT LIGHTBRIDGE, INC.

Lightbridge, Inc. (Nasdaq: LTBG) provides customer relationship management solutions that enable communications service providers to initiate and maintain relationships with their subscribers. Clients ranging from large established carriers to emerging service providers worldwide rely on Lightbridge's Telesto-Registered Trademark- network of integrated customer acquisition and risk management solutions to forge enduring customer relationships. Lightbridge's traditional and Web-based offerings are designed to facilitate rapid application approval, minimize fraud and expand the opportunity to retain high-value customers. Carriers also depend on Lightbridge as a valuable partner, which can leverage its diverse range of business consulting services to enhance customer profitability and operational efficiencies. For more information visit www.lightbridge.com.

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FORWARD-LOOKING STATEMENTS
Statements which are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. Such statements include, but are not limited to, statements about the benefits of the merger between Lightbridge and Corsair, including plans, objectives, expectations, intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Lightbridge and Corsair, and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, in addition to the specific uncertainties referenced in this release, could cause actual events to differ from those set forth in the forward-looking statements: the ability to realize anticipated cost efficiencies, the effect of market conditions, the impact of competitive products and pricing, the need to continue new product development, dependence on a limited number of customers, the possibility that Lightbridge and Corsair stockholders will not approve the merger, the risk that the businesses will not be integrated successfully, the risk that revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers, and the risk of new and changing regulation in the U.S. and internationally. Further information regarding the factors that could cause actual results to differ from projected results can be found in Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of Lightbridge and Corsair filed with the Securities and Exchange Commission and available at the SEC's internet site http:/www.sec.gov.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Lightbridge and Corsair, without charge at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus will also be available, without charge, by directing a request to Lightbridge, Inc., 67 South Bedford Street, Burlington, MA 01803, Attention: Investor Relations, or to Corsair Communications, Inc., 3408 Hillview Avenue, Palo Alto, CA 94304,
Attention: Investor Relations.

Telesto, Lightbridge and the Lightbridge logo are registered trademarks of Lightbridge, Inc.

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PrePay and PhoneFuel logos are pending registered trademarks of Corsair
Communications.

All other trademarks and registered trademarks are the properties of their respective owners.